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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        MIAMI COMPUTER SUPPLY CORPORATION
                        ---------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                  593261-10-0
                                 --------------
                                 (CUSIP Number)


                               Anthony W. Liberati
                         Pittsburgh Investment Group LLC
                                 40 Wiggins Lane
                          Uniontown, Pennsylvania 15401
              -----------------------------------------------------
              (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 20, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                Page 1 of 5 Pages


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CUSIP NO. 593261-10-0                                         Page 2 of 5 Pages
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
------------------------------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Pittsburgh Investment Group LLC
------------------------------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) / /
                                                                                               (b) / /
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS

       WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(d) or 2(e)              / /

       Not Applicable
------------------------------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland
------------------------------------------------------------------------------------------------------
7.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       VOTING POWER

       259,012
------------------------------------------------------------------------------------------------------
8.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
       VOTING POWER
       -0-
------------------------------------------------------------------------------------------------------
9.     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
       DISPOSITIVE POWER

       259,012
------------------------------------------------------------------------------------------------------
10.    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
       DISPOSITIVE POWER

       -0-
------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       259,012
------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                    / /
------------------------------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       4.78%
------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON
       OO
------------------------------------------------------------------------------------------------------

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CUSIP NO. 593261-10-0                                         Page 3 of 5 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This statement ("Amendment No. 2") amends the Schedule 13D filed by Pittsburgh Investment Group LLC ("LLC") with the Securities and Exchange Commission on November 21, 1996, as amended on January 10, 1997 (collectively, the "Schedule 13D"), with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). All defined terms refer to terms defined herein and in the Schedule 13D. Notwithstanding this Amendment No. 2, the Schedule 13D speaks as of its filing date. The Schedule 13D is amended only to the extent set forth below:

Item 5. Interest in Securities of the Issuer appearing in the Schedule 13D is deleted in its entirety and replaced with:

"Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, LLC may be deemed to be the beneficial owner of an aggregate of 259,012 shares of Common Stock, which constitutes approximately 4.78% of the 5,415,991 shares of Common Stock outstanding as of March 16, 1998, the date of the share calculation set forth in the Issuer's Proxy Statement on Schedule 14A filed on March 25, 1998 with the Securities and Exchange Commission. The decrease in the number of shares owned by LLC reflects (i) the withdrawal of two members of LLC and the distribution of an aggregate of 333,744 shares of Common Stock to them as of December 31, 1996, (ii) the withdrawal of three members of LLC and the distribution of an aggregate of 269,889 shares of Common Stock to them as of September 15, 1997 and the pro-rata distribution of 500,612 shares of Common Stock to the remaining members of LLC as of the same date, and (iii) the pro-rata distribution of an aggregate of 250,000 shares of Common Stock to members of LLC on March 20, 1998.

     The officers of the Pittsburgh Investment Group LLC are Anthony W. Liberati, Manager - President and Chief Executive Officer and the Chairman of the Board of Directors of the Issuer, Harry F. Radcliffe, Manager - Vice President and Secretary and a director and Treasurer of the Issuer, and Michael E. Peppel, Manager - Treasurer and the President and Chief Executive Officer of the Issuer. Each of such officers has the power to vote and dispose of the shares of Common Stock owned by LLC. Messrs. Liberati, Radcliffe and Peppel beneficially own 152,897, 152,897 and 173,204 shares of Common Stock, respectively, on an individual basis, as of the date hereof. Other individual members of LLC are also the beneficial owners of shares of Common Stock of the Issuer in their individual capacities. However, such members do not have the power to vote or dispose of shares of Common Stock owned by LLC.

     Nothing contained herein shall be construed as an admission that LLC is the beneficial owner of any shares of Common Stock, except as set forth herein

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CUSIP NO. 593261-10-0                                         Page 4 of 5 Pages
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     as expressly and admittedly being beneficially owned by LLC. Except as described herein, to the best knowledge of LLC, there is no person who may be deemed to comprise a group with LLC. LLC disclaims any beneficial ownership in the shares of Common Stock owned by Messrs. Liberati, Radcliffe and Peppel or by other members of LLC.

(b) LLC has the sole power to vote and the sole power to dispose of the 259,012 shares of Common Stock owned by such reporting person as of March 20, 1998.

(c) LLC has not effected any transactions in the Common Stock within the past 60 days other than the March 20, 1998 share distribution described in (a) above, in which Messrs. Liberati, Radcliffe and Peppel received 50,920, 50,920 and 46,320 shares of Common Stock, respectively.

(d) No person other than the reporting person filing this Statement has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Common Stock reported in this Statement.

(e) LLC ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on March 20, 1998."

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CUSIP NO. 593261-10-0                                         Page 5 of 5 Pages
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                                   SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 2 to the Schedule 13D is true, complete and correct.


PITTSBURGH INVESTMENT GROUP LLC


By: /s/ Anthony W. Liberati
    -----------------------------------------------
    Anthony W. Liberati
    Manager - President and Chief Executive Officer
    Pittsburgh Investment Group LLC


Date: April 23, 1998